Exhibit 99.1

GFL Environmental Inc. Accelerates Balance Sheet De-Leveraging with Substantial Completion of Previously Identified Divestitures

VAUGHAN, ON, June 5, 2023 – GFL Environmental Inc. (NYSE: GFL) (TSX: GFL) (“GFL” or the “Company”) today announced that it has divested of its Colorado and New Mexico solid waste operations and its Nashville, Tennessee solid waste operations in two separate transactions. The third and last of the divestitures, the sale of its solid waste operations in Pennsylvania, Maryland and Delaware, has received clearance from the U.S. Department of Justice under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and is scheduled to close on June 30, 2023. The three divested non-core distinct U.S. solid waste regions were acquired as part of several recent larger acquisitions.

“I am very pleased to announce the completion of the sale of these three U.S. solid waste regions, one fiscal quarter ahead of plan,” said Mr. Patrick Dovigi, Founder and CEO of GFL. “The transactions will result in gross proceeds of over C$1.6 billion which are expected to be on balance sheet as at June 30, 2023. The net proceeds from the transactions will allow us to exit the second quarter with Net Leverage1 between 4.3x and 4.4x and reduce Net Leverage1 to below 3.99x by year end, positioning us well for future upgrades to our credit ratings as well as sustainable industry leading free cash flow per share growth over the medium term.”

Mr. Dovigi continued, “These divestitures complete our portfolio rationalization plan. We believe our network of assets and market selection position us for high quality, organic profitability growth and we remain focused on our M&A strategy of densifying our existing footprint across Canada and the United States through our robust acquisition pipeline.”

As previously disclosed, the divested assets represented approximately C$450 million of revenue, C$120 million of Adjusted EBITDA1 and C$30 million of capital expenditures on an annualized basis. On a full year pro forma basis, the transactions will be free cash flow accretive.

The timing of the closing of each of the transactions is as follows:

•	The sale of the Nashville, Tennessee operations closed on May 1, 2023.

•	The sale of the Colorado and New Mexico operations closed on June 1, 2023.

•	The sale of the Pennsylvania, Maryland and Delaware operations is scheduled to close on June 30, 2023.

Based on the timing of the sales of each of the regions, the in-period impact to the Company’s previously provided framework for the second quarter is estimated as follows:

(C$ millions)	Q2 2023
Revenue	$(25)

Adjusted EBITDA(1)	(7)
Less:
Cash Interest	(2)
Capital Expenditures	(2)
Adjusted Free Cash Flow(1)	$(3)

The amounts in the table above represent changes to the Company’s previously provided framework for the second quarter solely as a result of the divestitures. The Company anticipates updating its full year fiscal 2023 guidance to reflect the impact of the divestitures, outperformance of the Company in the first quarter, M&A completed to date and the Company’s expectations for the balance of the year when it reports its second quarter results.

(1)	See “Non-IFRS Measures” for an explanation of the composition of non-IFRS measures. Due to the uncertainty of the likelihood, amount and timing of effects of events or circumstances to be excluded from these measures, GFL does not have information available to provide a quantitative reconciliation of such projections to comparable IFRS measures. See “Non-IFRS Measures” below.

About GFL

GFL, headquartered in Vaughan, Ontario, is the fourth largest diversified environmental services company in North America, providing a comprehensive line of solid waste management, liquid waste management and soil remediation services through its platform of facilities throughout Canada and in more than half of the U.S. states. Across its organization, GFL has a workforce of more than 20,000 employees.

Forward Looking Statements

This release includes certain “forward-looking statements”, including statements relating to the use of proceeds of the recently completed divestitures, changes to credit ratings and expected leverage levels. In some cases, but not necessarily in all cases, forward-looking statements can be identified by the use of forward looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking statements. Forward-looking statements are not historical facts, nor guarantees or assurances of future performance but instead represent management's current beliefs, expectations, estimates and projections regarding future events and operating performance. Forward-looking statements are necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by GFL as of the date of this release, are subject to inherent uncertainties, risks and changes in circumstances that may differ materially from those contemplated by the forward-looking statements. Important factors that could cause actual results to differ, possibly materially, from those indicated by the forward-looking statements include, but are not limited to, the factors described in the “Risk Factors” section of GFL’s annual information form for the 2022 fiscal year filed on Form 40-F and GFL’s other periodic filings with the U.S. Securities and Exchange Commission and the securities commissions or similar regulatory authorities in Canada. These factors are not intended to represent a complete list of the factors that could affect GFL. However, such risk factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. You should not place undue reliance on forward-looking statements, which speak only as of the date of this release. GFL undertakes no obligation to publicly update any forward-looking statement, except as required by applicable securities laws.

Non-IFRS Measures

This release makes reference to certain non-IFRS measures. These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, these measures should not be considered in isolation or as a substitute for analysis of our financial information reported under IFRS. Rather, these non-IFRS measures are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Our management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation.

Adjusted EBITDA is a supplemental measure used by management and other users of our financial statements including our lenders and investors, to assess the financial performance of our business without regard to financing methods or capital structure. Adjusted EBITDA is also a key metric that management uses prior to execution of any strategic investing or financing opportunity. For example, management uses Adjusted EBITDA as a measure in determining the value of acquisitions, expansion opportunities and dispositions. In addition, Adjusted EBITDA is utilized by financial institutions to measure borrowing capacity. Adjusted EBITDA is calculated by adding and deducting, as applicable from EBITDA, certain expenses, costs, charges or benefits incurred in such period which in management's view are either not indicative of underlying business performance or impact the ability to assess the operating performance of our business, including: (a) (gain) loss on foreign exchange, (b) (gain) loss on sale of property and equipment, (c) mark-to-market (gain) loss on Purchase Contracts, (d) share of net income (loss) of investments accounted for using the equity method, (e) share-based payments, (f) gain (loss) on divestiture, (g) transaction costs and (h) acquisition, rebranding and other integration costs (included in cost of sales related to acquisition activity). We use Adjusted EBITDA to facilitate a comparison of our operating performance on a consistent basis reflecting factors and trends affecting our business.

Acquisition EBITDA represents, for the applicable period, management's estimates of the annual Adjusted EBITDA of an acquired business, based on its most recently available historical financial information at the time of acquisition, as adjusted to give effect to (a) the elimination of expenses related to the prior owners and certain other costs and expenses that are not indicative of the underlying business performance, if any, as if such business had been acquired on the first day of such period (“Acquisition EBITDA Adjustments”) and (b) contract and acquisition annualization for contracts entered into and acquisitions completed by such acquired business prior to our acquisition. Further adjustments are made to such annual Adjusted EBITDA to reflect estimated operating cost savings and synergies, if any, anticipated to be realized upon acquisition and integration of the business into our operations. We use Acquisition EBITDA for the acquired businesses to adjust our Adjusted EBITDA to include a proportional amount of the Acquisition EBITDA of the acquired businesses based upon the respective number of months of operation for such period prior to the date of our acquisition of each such business.

EBITDA represents, for the applicable period, net income (loss) from continuing operations plus (a) interest and other finance costs, plus (b) depreciation and amortization of property and equipment, landfill assets and intangible assets, less (c) the provision (recovery) for income taxes, in each case to the extent deducted or added to/from net income (loss) from continuing operations. We present EBITDA to assist readers in understanding the mathematical development of Adjusted EBITDA. Management does not use EBITDA as a financial performance metric.

Net Leverage is a supplemental measure used by management to evaluate borrowing capacity and capital allocation strategies. Net Leverage is equal to our total long-term debt, as adjusted for fair value, deferred financings and other adjustments and reduced by our cash, divided by Run-Rate EBITDA.

Run-Rate EBITDA represents Adjusted EBITDA for the applicable period as adjusted to give effect to management's estimates of (a) Acquisition EBITDA Adjustments (as defined above) and (b) the impact of annualization of certain new municipal and disposal contracts and cost savings initiatives, entered into, commenced or implemented, as applicable, in such period, as if such contracts or costs savings initiatives had been entered into, commenced or implemented, as applicable, on the first day of such period. Run-Rate EBITDA has not been adjusted to take into account the impact of the cancellation of contracts and cost increases associated with these contracts. These adjustments reflect monthly allocations of Acquisition EBITDA for the acquired businesses based on straight line proration. As a result, these estimates do not take into account the seasonality of a particular acquired business. While we do not believe the seasonality of any one acquired business is material when aggregated with other acquired businesses, the estimates may result in a higher or lower adjustment to our Run-Rate EBITDA than would have resulted had we adjusted for the actual results of each of the acquired businesses for the period prior to our acquisition. We primarily use Run-Rate EBITDA to show how GFL would have performed if each of the interim acquisitions had been consummated at the start of the period as well as to show the impact of the annualization of certain new municipal and disposal contracts and cost savings initiatives. We also believe that Run-Rate EBITDA is useful to investors and creditors to monitor and evaluate our borrowing capacity and compliance with certain of our debt covenants. Run-Rate EBITDA as presented herein is calculated in accordance with the terms of our revolving credit agreement.

Adjusted Cash Flows from Operating Activities represents cash flows from operating activities adjusted for (a) operating cash flows from discontinued operations, (b) transaction costs, (c) acquisition, rebranding and other integration costs, (d) M&A related net working capital investment and (e) cash interest paid on TEUs. Adjusted Cash Flows from Operating Activities is a supplemental measure used by investors as a valuation and liquidity measure in our industry. Adjusted Cash Flows from Operating Activities is a supplemental measure used by management to evaluate and monitor liquidity and the ongoing financial performance of GFL.

Adjusted Free Cash Flow represents Adjusted Cash Flows from Operating Activities adjusted for (a) proceeds from asset divestitures, (b) proceeds on disposal of assets, (c) purchase of property and equipment and intangible assets and (d) investment in joint ventures and associates. Adjusted Free Cash Flow is a supplemental measure used by investors as a valuation and liquidity measure in our industry. Adjusted Free Cash Flow is a supplemental measure used by management to evaluate and monitor liquidity and the ongoing financial performance of GFL.

All dollar amounts are in Canadian dollars, unless otherwise noted.

For more information:

Patrick Dovigi

+1 905 326-0101

pdovigi@gflenv.com